Terra Mint Group Corp

CONSOLIDATED FINANCIAL STATEMENTS

AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

YEARS ENDED DECEMBER 31, 2023 AND 2022

Terra Mint Group Corp

TABLE OF CONTENTS

Independent Accountants' Review Report

To Management
Terra Mint Group Corp
Sheridan, Wyoming

We have reviewed the accompanying consolidated financial statements of Terra Mint Group Corp (a C-Corporation), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Terra Mint Group Corp and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Cooper Norman

Pocatello, Idaho
April 12, 2024

Terra Mint Group Corp
Consolidated Balance Sheets
December 31, 2023 and 2022

	2023	2022
ASSETS		
CURRENT ASSETS		
Cash	$ 839,588	$ 171,887
TOTAL CURRENT ASSETS	839,588	171,887
PROPERTY AND EQUIPMENT	2,248,394	721,127
Less: accumulated depreciation	(2,114)	-
PROPERTY AND EQUIPMENT - NET	2,246,280	721,127
OTHER ASSETS		
Intangible asset	715,802	412,002
Deferred offering costs	73,348	-
TOTAL OTHER ASSETS	789,150	412,002
TOTAL ASSETS	$ 3,875,018	$ 1,305,016
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 14,509	$ -
Accrued liabilities	109,990	4,868
Current portion notes payable - related parties	1,515,636	-
TOTAL CURRENT LIABILITIES	1,640,135	4,868
LONG-TERM DEBT		
Notes payable - related parties	1,500,000	800,000
TOTAL LONG-TERM DEBT	1,500,000	800,000
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, 2,000,000 shares authorized, 1,800,500 issued and outstanding	231,041	225,063
Additional paid-in capital	2,679,459	1,039,937
Accumulated deficit	(2,175,617)	(764,852)
TOTAL SHAREHOLDERS' EQUITY	734,883	500,148
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,875,018	$ 1,305,016

Terra Mint Group Corp
Consolidated Statements of Income
December 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
OPERATING EXPENSES		
Professional fees	564,051	20,763
Employee compensation	506,151	248,232
Repairs and maintenance	139,087	5,660
Sourcing fees	71,146	-
Office expenses	40,671	3,373
Advertising and marketing	31,983	39,553
Taxes and licenses	26,278	930
Insurance	10,993	1,341
Dues and subscriptions	7,608	-
Rent	4,500	
Travel	3,855	-
Utilities	3,350	-
Bank and merchant fees	3,344	742
Meals	2,555	1,664
Depreciation	2,114	-
Fuel and auto	734	-
TOTAL OPERATING EXPENSES	1,418,420	322,258
LOSS FROM OPERATIONS	(1,418,420)	(322,258)
OTHER INCOME (EXPENSE)		
Other income	123,453	594
Interest expense	(155,571)	(4,868)
TOTAL OTHER INCOME (EXPENSE)	(32,118)	(4,274)
NET LOSS	$ (1,450,538)	$ (326,532)

Terra Mint Group Corp
Consolidated Statements of Shareholders' Equity
December 31, 2023 and 2022

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2022	$ 17,000	$ 499,000	$ (438,320)	$ 77,680
Net loss	-	-	(326,532)	(326,532)
Issuance of stock	1,005	747,995	-	749,000
BALANCE AT DECEMBER 31, 2022	18,005	1,246,995	(764,852)	500,148
Net loss	-	-	(1,450,538)	(1,450,538)
Adjustment for stock split	212,091	-	-	212,091
Issuance of stock	945	1,432,464	-	1,433,409
Contributions	-	-	56,649	56,649
Distributions	-	-	(16,876)	(16,876)
BALANCE AT DECEMBER 31, 2023	$ 231,041	$ 2,679,459	$ (2,175,617)	$ 734,883

Terra Mint Group Corp
Consolidated Statements of Cash Flows
December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,450,538)	$ (326,532)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation	2,114	-
Change in liabilities:		
Accounts payable	14,509	-
Accrued expenses	105,122	4,868
NET CASH USED BY OPERATING ACTIVITIES	(1,328,793)	(321,664)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(1,527,267)	(721,127)
Purchase of intangible assets	(377,148)	(364,519)
NET CASH USED BY INVESTING ACTIVITIES	(1,904,415)	(1,085,646)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of stock	1,645,500	749,000
Proceeds from borrowings on notes payable - related parties	2,215,636	800,000
Contributions	56,649	-
Distributions	(16,876)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,900,909	1,549,000
NET CHANGE IN CASH	667,701	141,690
CASH AT BEGINNING OF YEAR	171,887	30,197
CASH AT END OF YEAR	$ 839,588	$ 171,887

1. NATURE OF OPERATIONS

Nature of Business

Terra Mint Group Corp (the "Company") was formed in the State of Wyoming as a C-Corporation on April 23, 2021. The Company's business plan is to purchase and manage residential rental properties and offer non-accredited investors the opportunity to acquire fractional ownership of real estate assets through Neptune REM LLC and its Series. Neptune REM LLC, a Delaware series limited liability company, is a wholly-owned subsidiary of the Company. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned principal operations or failing to profitably operate the business.

On March 20, 2023, the following Series LLCs were formed under the laws of Delaware as a series of Neptune REM LLC:

- The Cedar Ridge Series LLC
- The Woody Creek Series LLC
- The Dalmore Series LLC
- The Templeton Series LLC

The Company is the sole owner and managing member of Neptune REM LLC and its Series.

2. GOING CONCERN

Our consolidated financial statements are prepared using accounting principles generally accepted in the United States of America ("GAAP") applicable to a going concern, which contemplate the realization of assets and the liquidation of liabilities in the normal course of business. The Company incurred a loss of $1,450,538 during the year ended December 31, 2023, a loss of $326,532 during the year ended December 31, 2022, and has an accumulated deficit of $2,175,617 as of December 31, 2023, and has yet to establish a business capable of generating sustained profits sufficient to fund our own operating and working capital requirements. This raises substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional debt or equity funding to meet our ongoing operating expenses and ultimately to establish a profitable business able to fund our own operating and working capital requirements. No assurances can be given that we will be successful in achieving these objectives.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with GAAP. We have selected December 31 as our financial year-end. The consolidated financial statements for the year ended December 31, 2023, are presented using the accrual basis of accounting. Revenue is recognized when earned and expenses are recognized as they are incurred. The entity uses the cash method of accounting for income tax purposes.

Principles of Consolidation

These consolidated financial statements include the accounts of Terra Mint Group Corp, Neptune REM LLC, and each Series listed in Note 1 (collectively the "Series"). All intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The presentation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

The Company places cash balances in a non-interest-bearing account that did not exceed federally insured limits in 2023 and 2022, respectively.

Fair Value Measurements:

ASC topic 820, Fair Value Measurements and Disclosures ("ASC 820"), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 – Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consists of loans to related parties and residential real estate rental properties. The carrying amount of loan from a related party approximates its fair values because of its short-term maturity. The properties are recorded at cost and are considered level 3 investments due to the lack of observable input data used in the appraisal process.

Expense Allocation

The Company allocates expenses among series based on the nature of each expense. These allocations are performed systematically to reasonably reflect the expenses associated with each series.

Property and Equipment

Property and Equipment consists of residential rental real estate, land, vehicles, and office equipment. These assets are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives ranging from 5 to 27.5 years. Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred. The company has adopted a policy to capitalize all assets with a cost greater than $1,000 and a useful life over 1 year. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the account, and any resulting gain or loss is recognized in income for the period.

Impairment of Assets

The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. There were no losses or asset impairments recorded during the years ended December 31, 2023 and 2022, respectively.

Allowance for Credit Losses

The allowance for credit losses is based upon management's review of historical losses, current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by management. Management has determined no allowance for credit losses should be recorded for the years ending December 31, 2023 and 2022.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, service has been performed, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns, contractual adjustments and any taxes collected from customers and subsequently remitted to governmental authorities. We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

Step 1: Identify the contract(s) with customers.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to performance obligations.
Step 5: Recognize revenue when the entity satisfies a performance obligation.

There were no revenue-generating activities for the years ended December 31, 2023 and 2022, respectively.

Advertising and Marketing

Advertising and marketing costs are expensed to operations as they are incurred. Advertising and marketing costs incurred during the years ended December 31, 2023 and 2022, were $31,983 and $39,553, respectively.

Stock-Based Compensation

The cost of equity instruments issued to employees and non-employees in return for goods and services is measured by the grant date fair value of the equity instruments issued in accordance with ASC 718, Compensation – Stock Compensation. The related expense is recognized as services are rendered or vesting periods elapse.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 270, Organization Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to difference between the basis of accounting and depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Under ASC 740-10-50 this is considered an income tax position subject to evaluation regarding the possibility of the position being overturned upon examination by a taxing authority. Management believes this position will not be overturned. No interest or penalties related to income taxes have been recognized in the consolidated statements of income or consolidated balance sheets. The Company uses a calendar year-end for income tax reporting purposes, and tax years back to and including the tax year ended December 31, 2020, are subject to examination by major taxing jurisdictions.

Deferred Offering Costs

The Company and each Series complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to accumulated deficit upon the completion of an offering or to expense if the offering is not completed. Deferred offering costs incurred were $73,348 and $0 for the years ended December 31, 2023, and December 31, 2022, respectively.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) per membership interest ("EPMI") will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.
Reclassification of Prior Period Information

Some information in the prior year has been reclassified to reflect current year presentation. These reclassifications had no effect on the results of the Company's operations or financial position.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the ASU upon inception and it did not have any effect on its consolidated financial statements and each Series' financial statements.

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable. The company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

The Company has adopted this standard upon inception and it did not have a material impact on their consolidated financial statements and each Series' financial statements. Management does not believe that any other recently issued, but not yet, effective, accounting standards could have a material effect on the accompanying consolidated financial statements and each Series' financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY AND EQUIPMENT – NET

Property and equipment as of December 31, 2023, consist of the following:

Description	2023	2022
Land and land improvements	$ 117,000	$ 117,000
Buildings	2,021,078	604,127
Office equipment	9,874	-
Vehicles	100,442	-
Total property and equipment	2,248,394	721,127
Less: accumulated depreciation	(2,114)	-
Property and equipment - net	$ 2,246,280	$ 721,127

Land is recorded at the assessed value of the parcel, based on the respective counties' most recent assessment. The remaining purchase price is allocated to buildings. The properties have yet to be placed in service and no depreciation has been recorded for the year ended December 31, 2023. Depreciation related to vehicles and office equipment totaled $2,114 and $0 for the years ended December 31, 2023 and 2022, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

Description	2023	2022
Website	$ 715,802	$ 412,002
Less: accumulated amortization	-	-
Total Intangible asset	$ 715,802	$ 412,002

The Company accounts for its website and associated software development costs as intangible assets. These are amortized on a straight-line basis over a period of 10 years. The website is still in the development phase and yet to be placed into service. Amortization expense was $0 for the years ended December 31, 2023 and 2022, respectively.

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

6. CONVERTIBLE DEBT & RELATED-PARTY TRANSACTIONS

As of December 31, 2023, the Company has outstanding convertible debt instruments with related parties under the heading notes payable – related parties.

The first note has no stated repayment amount and accrues interest at 8% per annum. All unpaid principal and accrued interest is due March 31, 2024. The outstanding principal balance was $1,515,636 as of December 31, 2023.

The second note has no stated repayment amount and accrues interest at 10% per annum. All unpaid principal and accrued interest is due May 31, 2025. The outstanding principal balance was $1,500,000 as of December 31, 2023.

Conversion Terms

The convertible debt may be converted into common shares of the Company at the option of the debt holders. The entire balance including unpaid principal, unpaid accrued interest, and any other amounts are convertible to 50,000 common shares of the company.

Recognition and Measurement

The Company accounts for the convertible debt in accordance with ASC 470. The debt is initially recorded at its fair value, with any related issuance costs capitalized. Subsequent changes in the fair value of the convertible debt are recognized in the income statement.

Interest

Interest on the convertible debt is recognized in accordance with the effective interest method. There are no stated terms regarding the repayment of interest.

Dilutive Impact

The potential conversion of the debt into common shares may have a significant impact on the Company's capital structure and ownership composition. Management is monitoring the situation and will assess the impact on earnings per share and financial position as necessary.

Assets Under Management Fee

On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of interests in a Series, the Series shall pay the Managing Member the assets under management fee ("Asset Management Fee"), payable quarterly in arrears, equal to a 0.75% Asset Management Fee payable on the last day of the immediately preceding quarter. The Asset Management Fee shall be payable from the net operating rental income from each series and will be calculated as property, cash, cash equivalents, and the book value of the assets of the entity invested, directly or indirectly, in loans secured by real estate, or first mortgage bonds secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves.

Additional Fees

Additional fees shall include: An ongoing management fee of eight percent (8%) of gross rent and fees to be deducted from gross rent during the management term of the series, a sourcing fee of up to six percent (7%) of the purchase price of real estate acquired by the series, a disposition fee of six percent (6%) of the final gross sales price of a designated series, administrative revenue and reimbursement of any expenses incurred by the manager on behalf of the Company or any of its series, and a two percent (2%) fee on any such advances made and Managing Member is entitled to twenty percent (20%) of distributions beyond original capital contribution returns upon the liquidation of a series.

Contractual Obligations

These additional fees incurred by the Company are part of an ongoing management agreement the Company has with the Series which include the aforementioned assets under management fee, sourcing fee, disposition fee, and other fees.

7. STOCK SPLIT

During the year ended December 31, 2023, the Company implemented a twelve and one half for one stock split. The purpose of the stock split was to allow the company to attain more investors. The stock split became effective on December 14, 2023.

Details of Stock Split

The stock split ratio was 12.5 for 1, where each existing common share was divided into 12.5 new common shares. As a result, the authorized, issued, and outstanding common shares increased from 2,000,000, 1,848,330, and 1,848,330 to 25,000,000, 23,104,125, and 23,104,125, respectively.

Impact of Par Value and Stated Capital

The par value per common share and stated capital was unchanged.

Shareholder Equity

The stock split had no impact on total shareholder equity, as it represents the reallocation of the existing equity among a greater number of shares.

8. COMMITMENTS AND CONTINGENCIES

We were not subject to any legal proceedings during the year ended December 31, 2023, and, to the best of our knowledge, no legal proceedings are pending or threatened.

9. SHAREHOLDERS" DEFICIT

Pursuant to the terms of the operating agreement, Terra Mint (the " Manager") will provide certain management and advisory services, as well as management team and appropriate support personnel to Neptune REM and each Series.

The Manager will be responsible for directing the management of business and affairs, managing the day-to-day affairs, and implementing the investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to Neptune REM and the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. We expect to make distributions on a quarterly basis. However, we may change the timing of the distributions or determine that no distributions shall be made, in our sole discretion. Currently, the operating agreement distribution policy is to first compensate the series members until they have received 100% of their original capital contributions, then 20% to the Managing Member and 80% to the Members.

The company had a deemed distribution to the manager following the markup in the sale of the real assets from Terra Mint to Neptune REM for $16,876 for the year ended December 31, 2023.

The Managing Member must purchase a minimum of 1% through the Offering and may purchase up to 9.8%.

The debts, obligations, and liabilities of Neptune REM and the Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the entities, and no member of the Company is obligated personally for any such debt, obligation, or liability.

10. SUBSEQUENT EVENTS

Subsequent to the balance sheet date, but before the issuance of the financial statements, the Company converted the first convertible promissory note with a face value of $1,515,636 for 625,000 shares of the Company's common stock.

On January 12, 2024, the Company designated two more series (The Stag Series LLC and The Blanton Series LLC). On the same day, the properties held by Terra Mint as of December 31, 2023 were transferred to these Series.